HEI Exhibit 99.1

AMENDMENT 2009-1 TO THE

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

1. Effective with the payroll period for American Savings Bank (“ASB”) employees ending May 1, 2009, ASB employees will no longer be eligible for 401(k) or matching contributions in the HEIRS Plan.

2. Effective with the transfer of the accounts of ASB employees from the HEIRS Plan to the American Savings Bank 401(k) Plan, which is expected to occur on or about May 8, 2009, all provisions of the HEIRS Plan shall be inoperable with respect to ASB employees, and any provision that pertains only to ASB employees shall be and hereby is deleted, except to the extent an HEIRS Plan provision pertaining to ASB employees needs to remain operable for some period of time after the transfer (e.g., the 401(k) and 401(m) nondiscrimination provisions), in which case the provision shall remain operable and part of the HEIRS Plan until it is no longer applicable, at which time it will automatically become inoperable and/or be deleted, as appropriate.

3. Effective January 1, 2009, a new Section 3.1(b)(v) is added to read as follows:

(v)	Special Rule for 2009 Plan Year. For the 2009 Plan Year, the ADP for the NHCEs for the prior year shall be the weighted average of the ADPs for the prior year subgroups in accordance with Section 1.401(k)-2(c)(4) of the Treasury Regulations.

4. Effective January 1, 2009, a new Section 3.3(b)(v) is added to read as follows:

(v)	Special Rule for the 2009 Plan Year. For the 2009 Plan Year, the ACP for NHCEs for the prior year shall be the weighted average of the ACPs for the prior year subgroups in accordance with Section 1.401(m)-2(c)(4) of the Treasury Regulations.

This Amendment 2009-1 is executed May 5, 2009.

HAWAIIAN ELECTRIC INDUSTRIES, INC. PENSION INVESTMENT COMMITTEE

By	Chester A. Richardson
Its member